Exhibit 12.2

CubeSmart L.P.

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	2008	2009	2010	2011	2012
Earnings before fixed charges:
Add:
Loss from continuing operations	$(31,166)	$(23,938)	$(15,000)	$(8,614)	$(8,296)
Fixed charges - per below	54,192	47,831	44,539	46,626	44,329
Less:
Capitalized interest	(99)	(73)	(132)	(82)	(185)

Earnings before fixed charges	22,927	23,820	29,407	37,930	35,848

Fixed charges:
Interest expense (including amortization premiums and discounts related to indebtedness)	53,943	47,608	44,257	46,394	43,994
Early extinguishment of debt	—	—	—	—	—
Capitalized interest	99	73	132	82	185
Estimate of interest within rental expense	150	150	150	150	150

Total Fixed Charges	54,192	47,831	44,539	46,626	44,329

Income allocated to preferred unitholders	—	—	—	1,218	6,008
Total combined fixed charges and preferred distributions	54,192	47,831	44,539	47,844	50,337

Ratio of earnings to fixed charges (a)	0.42	0.50	0.66	0.79	0.71

(a)  Due to our losses in fiscal 2008, 2009, 2010, 2011 and 2012 the coverage ratio was less than 1:1.  The Company must generate additional earnings of $31.3 million, $24.0 million, $15.1 million, $9.9 million and $14.5 million to achieve a coverage of 1:1 in fiscal  2008, 2009, 2010, 2011 and 2012, respectively.